UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October 2013
______________________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
99.1	2Q13 Consolidated Earnings Results*
99.2	Report of 2Q 2013 Consolidated Results*

* The information, including the items, contained in this Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section and shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, except as otherwise expressly stated in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel

Item 99.1

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September 2013

2Q2013 Consolidated Earnings Results

Colombian Banking GAAP

Disclaimer

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Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro
Nacional de Valores y Emisores), and in this capacity, it is subject to the control of the Superintendency of Finance. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in
Colombia.

As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions.

All of our banking subsidiaries, Banco de Bogot[], Banco de Occidente, Banco
Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Quarterly information included herein has not been audited but has been prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of
1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, "Colombian Banking GAAP." Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this quarterly report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian
Banking GAAP for each of our subsidiaries are remitted to the Superintendency of
Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under
Colombian GAAP. Because we are not regulated as a financial institution in
Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the
Superintendency of Companies (Superintendencia de Sociedades) and former
Superintendency of Securities (Superintendencia de Valores), currently the
Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval's web page. We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the
Superintendency of Finance; however, because we have filed 20F annual reports with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Our yearly audited consolidated financial statements included in our Form 20-F reports filed to the SEC provide a description of the principal differences between
Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders' equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking GAAP.

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Highlights

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[]   During 2Q2013, Aval purchased additional participations in Banco de
     Bogot[], from 64.44% to 66.47%, and in Banco de Occidente, from 68.24% to
     72.05% .

[]   On April 18th, 2013, Grupo Aval closed the acquisition of AFP Horizonte.

[]   Total assets grew by 16.4% to Ps. 138.5 trillion in the twelve-month period ended June 30, 2013.[] Ratio of past due loans (+30 days) / total loans improved from 2.6% in 1Q2013 to 2.4% in 2Q2013.[] As of June 30, 2013, the
     ratio of deposits to net loans increased to 108%.

[]   Net Interest Margin for 2Q2013 was 6.0% and 6.6% for 1H2013.

[]   ROAA and ROAE for the six-month period ended June 30, 2013 were 2.2% and
     18.1% respectively versus 2.1% and 17.4% for the six-month period ended
     June 30, 2012.

Other relevant Information:

[]   On June 20(th), 2013 Porvenir and Horizonte jointly filed with the
     Colombian Superintendency of Finance a request to merge in which Porvenir would act as the absorbing entity.

[]   On June 26(th), 2013 Grupo Aval announced the signing of an agreement to acquire 100% of Grupo Financiero Reformador in Guatemala.

[]   On July 19(th), 2013 Grupo Aval announced the signing of an agreement to acquire 100% of BBVA's direct and indirect ownership in Banco Bilbao
     Vizcaya Argentaria (Panam[]).

[]   On July 24(th), 2013 the Board of Directors of Grupo Aval authorized the
     Company to present a proposal at Banco de Bogota's Shareholders' Meeting, to capitalize such entity in the amount of $500 million dollars.

Macroeconomic fundamentals

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Strong GDP Growth

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Source: IMF(Projections) and DANE. (1) Colombia nominal GDP per capita in thousands of USD, IMF.

Inflation vs. Nominal Interest Rates

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Source: Banco de la Rep[]blica de Colombia.

(1) Average of daily rates for each quarter as per reported by Banco de la
Rep[]blica.

(2) Average of monthly average rates reported by Banco de la Rep[]blica for each month of each quarter. 4

Assets

Figures in Ps. Trillions

Total Assets

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Assets Breakdown

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(1) Foreign operations reflect Central American operations.

Loans

Figures in Ps. Trillions

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

Loan portfolio quality (1/2)

NPLs / Total loans PDLs / Total loans

[GRAPHIC OMITTED]

Charge offs / Average NPLs

[GRAPHIC OMITTED]

Loan provision expense / Average Loans

[GRAPHIC OMITTED]

Allowances Allowances /
/ NPLs     PDLs

[GRAPHIC OMITTED]

Loan portfolio quality (2/2)

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PDLs per Loan Category

        % / Total Loans      Past Due Loans (1)
======================= ==== ==================== =====
                 2Q13   2Q12              1Q13    2Q13
Commercial       56.7%  1.3%              1.5%     1.3%
Consumer         29.2%  3.7%              4.3%     4.4%
Financial leases 7.9%   2.8%              3.6%     2.6%
Mortgages        5.9%   3.8%              3.2%     3.0%
Microcredit      0.3%   8.6%             11.2%    10.5%

Asset Quality Evolution

Ps. billions

Initial PDLs New PDLs Charge-offs Final PDLs

2Q12

1,648.1 186.9 (140.1)

1,694.9

  1Q13     2Q13
1,828.3  2,141.0
  510.5    160.9
 (197.8)  (232.7)
-------- --------
2,141.0  2,069.2
-------- --------

(1) Past Due Loans + 30 days / Total Loans.

Funding

Figures in Ps. Trillions

Total Funding

[GRAPHIC OMITTED]

Total Deposits

[GRAPHIC OMITTED]

Deposits
==========
Bank and
==========
Long-Term
==========
Interbanks
==========

Saving Dep
===========
Time Depos
===========
Checking ac
===========
Others
===========

Deposits / Net Loans (%)

[GRAPHIC OMITTED]

Capital

Figures in Ps. Trillions

Attributable Equity + Minority Interest

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Attributable Shareholders Equity

[GRAPHIC OMITTED]

                                 2Q12 1Q13 2Q13
-------------------------------- ---- ---- ----
Total Equity                     13.8 14.8 14.6
-------------------------------- ---- ---- ----
Attributable Shareholders Equity  8.5  9.2  9.0
-------------------------------- ---- ---- ----
Minority interest                 5.3  5.7  5.6
-------------------------------- ---- ---- ----

[GRAPHIC OMITTED]

Consolidated Capital Adequacy of our Banks (%)

                         2Q12    1Q13    2Q13    2Q12    1Q13    2Q13    2Q12
                         ------- ------- ------- ------- ------- ------- -------
Primary capital (Tier 1)    12.1    12.7    12.3     8.8     8.7     7.6     9.1
                         ------- ------- ------- ------- ------- ------- -------
Solvency Ratio              13.3    15.2    14.5    11.1    11.6    10.2    11.6

 1Q13    2Q13    2Q12    1Q13    2Q13
 ------- ------- ------- ------- -------
     9.4    10.1    11.8    11.8    12.0
 ------- ------- ------- ------- -------
    11.7    12.0    13.4    13.9    13.7

(1) Tangible Capital Ratio is calculated as Shareholders Equity plus Minority
Interest minus Goodwill divided by Total Assets minus Goodwill.

10

NIM -- Net Interest Margin

[GRAPHIC OMITTED]

Net interest income (trillions)
                 2Q13/
     2Q12  2Q13
                 2Q12
       1.5   1.6  7.3%

[GRAPHIC OMITTED]

(1) Loans Interest Margin: Net Interest Income on Loans divided by Average loans and financial leases.

(2) Net Investment Margin: Net Interest income on Debt securities and on
Interbank and Overnight funds divided by Average debt securities and Interbank and overnight funds.

(3) Net Interest Margin: Net interest income divided by total average interest-earning assets.

Net Fees and other operating income

Figures in Ps. Billions

Net Fees(1)

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Fee Income 2Q13

[GRAPHIC OMITTED]

Other operating income

[GRAPHIC OMITTED]

Other operating income 2Q13

                                      2Q12  1Q13  2Q13
------------------------------------- ----- ----- -----
Dividend Income                          27  181      6
Foreign exchange (losses) gains, net     48    78   82
Income from non-financial sector, net    97  110   103
Other                                    54    44  126
------------------------------------- ----- ----- -----
Total other operating income           226   412   318

Efficiency

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Operating Expenses (billions)
                            2Q13/
    2Q12 2Q13
                            2Q12
    1,271 1,533 20.6%

Operating expenses /
--------------------
    Operating Income
--------------------

[GRAPHIC OMITTED]

Operating expenses /
---------------------
       Average Assets
---------------------

[GRAPHIC OMITTED]

Efficiency  Ratio is  calculated  as Operating  Expenses  minus DandA divided by
Operating Income before net provisions.

Efficiency  Ratio is  calculated as annualized  Operating  Expenses  minus DandA divided by average of total assets.

Profitability

Figures in Ps. Billions

Net income

[GRAPHIC OMITTED]

(1) ROAE for each quarter is calculated as annualized Net Income attributable for Aval's shareholders divided by average shareholders' equity. (2) ROAA for each

quarter is calculated as annualized Net Income before Minority Interest divided by average of total assets.

[GRAPHIC OMITTED]

Item 99.2

Report of 2Q 2013
consolidated results

Information reported in Ps. billions(1) and under
Colombian Banking GAAP

(1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to the control of the Superintendency of Finance. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia. As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Quarterly information included herein has not been audited but has been prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.” Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report. For annualized calculations we use the income or expense amount for each quarter and multiply it by four.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this quarterly report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian Banking GAAP for each of our subsidiaries are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the Superintendency of Companies (Superintendencia de Sociedades) and former Superintendency of Securities (Superintendencia de Valores), currently the Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval’s web page. We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the Superintendency of Finance; however, because we have filed 20F annual reports with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Our yearly audited consolidated financial statements included in our Form 20-F reports filed to the SEC provide a description of the principal differences between Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking GAAP

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Report of 2Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Bogotá, September 27th, 2013. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated net income result of Ps. 329.6 billion or $17.8 pesos/share for 2Q13 and a consolidated net income result of Ps. 834.9 billion or $45.0 pesos/share for 1H2013. As of 2Q13 total assets of Grupo Aval totaled Ps. 138,478.7 billion, total liabilities excluding Minority Interest totaled Ps. 123,912.1 billion and total shareholders equity plus minority interest totaled Ps. 14,566.6 billion.

Highlights of 2Q13 financial results:

•	Total assets grew by 16.4% to Ps. 138,478.7 billion as of June 30, 2013 versus June 30, 2012 and 7.9% versus March 31, 2013.

•
Net Interest Income grew by 7.3% versus 2Q12 and decreased by 12.4% versus 1Q13. This decrease is mainly due to a contraction in the average yield of the fixed income portfolio, partially offset by a decrease in the average cost of funds.

•	NIM for 2Q13 was 6.0% versus 6.5% for 2Q12. NIM for 1H13 was 6.6% versus 6.5% for 1H2012.

•	The ratio of PDL (+ 30 days) to Total Loans decreased from 2.6% in 1Q13 to 2.4% in 2Q13. The ratio of CDE Loans to Total Loans remained stable at 3.5% between 1Q13 and 2Q13.

•	2Q13 results for Grupo Aval include AFP Horizonte´s results.

•	Grupo Aval increased its direct ownership in Banco de Bogotá from 64.44% as of 1Q13 to 66.47% as of 2Q13, and in Banco de Occidente from 68.24% as of 1Q13 to 72.05% as of 2Q13.

•	ROAA(1) and ROAE(2) for 2Q13 were 1.6% and 14.3% respectively versus 1.8% and 16.4% for 2Q12. ROAA and ROAE for 1H13 were 2.2% and 18.1% respectively versus 2.1% y 17.4% for 1H12.

Relevant events since 1Q13:

•
June, 2013: (a) Horizonte and Porvenir filed a petition for merger at the Superintendency of Finance through which Porvenir will absorb Horizonte; (b) Credomatic International Corporation, fully owned subsidiary of Banco de Bogotá signed a Sales and purchase agreement (SPA) to acquire 100% of Grupo Financiero Reformador (Guatemala) for USD 411 million.

•
July, 2013: (a) Leasing Bogotá Panamá S.A., fully owned subsidary of Banco de Bogotá signed a SPA to acquire 100% of BBVA´s direct and indirect stake in Banco Bilbao Vizcaya Argentaria (Panamá), S.A. for USD 490 million; (b) Grupo Aval´s Board of Directors approved a capitalization of Banco de Bogotá for a minimum of USD 500 million.

(1)	ROAA is calculated as annualized Income before Minority Interest divided by average total assets for each quarter.
(2)	ROAE is calculated as annualized Net Income divided by average total shareholders’ equity for each quarter.

1/15

Report of 2Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Quarterly Consolidated Balance Sheet
Information in Ps. Billions

	2Q2012	1Q2013	2Q2013	Change
Balance Sheet				2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12
Cash and cash equivalents	13,190.0	13,448.3	14,922.0	11.0%	13.1%
Investment Securities, net	20,285.8	22,497.4	25,003.3	11.1%	23.3%
Loans and financial lease losses, net	71,638.9	78,335.7	82,605.5	5.5%	15.3%
Goodwill, net	2,899.5	2,881.6	3,790.7	31.5%	30.7%
Other assets, net	8,454.2	8,697.6	9,371.4	7.7%	10.8%
Reappraisal of assets	2,460.0	2,492.7	2,785.8	11.8%	13.2%

Total Assets	118,928.4	128,353.2	138,478.7	7.9%	16.4%

Total Deposits	74,578.7	81,326.8	89,390.0	9.9%	19.9%
Other Funding	24,575.7	25,318.5	27,489.9	8.6%	11.9%
Derivatives	195.7	196.6	451.4	129.6%	130.7%
Other liabilities	5,760.2	6,664.6	6,580.8	-1.3%	14.2%

Total Liabilites excl. Minority Interest	105,110.3	113,506.5	123,912.1	9.2%	17.9%

Minority Interest	5,276.4	5,673.3	5,613.5	-1.1%	6.4%
Shareholders' Equity	8,541.7	9,173.4	8,953.0	-2.4%	4.8%
Total Liabilities, shareholders' equity and minority interest	118,928.4	128,353.2	138,478.7	7.9%	16.4%

INCOME STATEMENT
Total Interest Income	2,481.5	2,858.5	2,568.6	-10.1%	3.5%
Interest expense	(949.6)	(982.2)	(925.2)	-5.8%	-2.6%

Net Interest Income	1,531.9	1,876.2	1,643.4	-12.4%	7.3%

Total provisions, net	(208.2)	(323.5)	(347.5)	7.4%	66.9%
Fees and other services income, net	592.4	619.9	715.7	15.5%	20.8%
Other operating income	226.0	412.0	317.6	-22.9%	40.5%
Operating expenses	(1,271.0)	(1,372.3)	(1,533.5)	11.7%	20.6%
Non-operating income/(expense), net	6.9	62.4	95.8	53.6%	N.A.

Income before income tax expense and non- controlling interest	878.1	1,274.7	891.7	-30.1%	1.5%
Income tax expense	(351.2)	(411.9)	(346.2)	-16.0%	-1.4%
Net Income before Minority interest	526.9	862.8	545.5	-36.8%	3.5%
Income attributable to Minority Interest	(185.5)	(357.5)	(215.9)	-39.6%	16.4%
Net Income attributable to Grupo Aval shareholders	341.4	505.3	329.6	-34.8%	-3.4%

Key ratios	2Q2012	1Q2013	2Q2013	YTD June 2012	YTD June 2013

NIM (1)	6.5%	7.1%	6.0%	6.5%	6.6%
Efficiency Ratio (2)	49.9%	43.8%	53.3%	50.0%	48.3%
ROAA (3)	1.8%	2.7%	1.6%	2.1%	2.2%
ROAE (4)	16.4%	22.0%	14.3%	17.4%	18.1%

30 days PDL / Total Loans	2.3%	2.6%	2.4%	2.3%	2.4%
Provision Expense / Average Loans (5)	1.2%	1.6%	1.7%	1.2%	1.7%
Allowance / PDL	141.5%	124.9%	136.2%	141.5%	136.2%
Allowance / Total Loans	3.2%	3.3%	3.3%	3.2%	3.3%
Charge Offs / Average Loans (5)	0.8%	1.0%	1.1%	0.9%	1.1%

Total Loans, net / Total assets	60.2%	61.0%	59.7%	60.2%	59.7%
Deposits / Total Loans, net	104.1%	103.8%	108.2%	104.1%	108.2%
Equity + Min. Interest / Assets	11.6%	11.6%	10.5%	11.6%	10.5%
Tangible Equity Ratio (6)	9.4%	9.5%	8.0%	9.4%	8.0%

Shares Outstanding (EoP)	18,551,766,453	18,551,766,453	18,551,766,453	18,551,766,453	18,551,766,453
Shares Outstanding (Average)	18,551,545,870	18,551,766,453	18,551,766,453	18,551,545,870	18,551,766,453
Common share price (EoP)	1,140	1,265	1,355	1,140	1,355
Preferred share price (EoP)	1,145	1,290	1,375	1,145	1,375
BV/ EoP shares in Ps.	460.4	494.5	482.6	460.4	482.6
EPS	18.4	27.2	17.8	38.9	45.0

P/E (7)	15.6	11.8	19.3	14.7	15.3
P/BV (7)	2.5	2.6	2.8	2.5	2.8

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio calculated as operating expenses minus D&A divided by operating income before provision expense, net; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE  is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ equity for each quarter; (5) Refers to average gross loans for the period; (6) Tangible Equity Ratio is calculated as Total Equity plus Minority Interest minus Goodwill divided by Total Assets minus Goodwill; (7) Based on Preferred share prices.

2/15

Report of 2Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Balance Sheet Analysis

1. Assets

Total assets as of June 30, 2013 totaled Ps. 138,478.7 billion showing an increase of 16.4% versus June 30, 2012 and 7.9% versus March 31, 2012. Growth in assets was mainly driven by a 15.4% last twelve months growth in Gross Loans and Financial Leases to Ps. 85,423.0 billion and a 23.3% last twelve months growth in Investment Securities, Net to Ps. 25,003.3 billion.

1.1 Loans and Financial Leases

Total Gross loans and financial leases increased by 15.4% between June 30, 2012 and June 30, 2013 to Ps. 85,423.0 billion driven by a 17.7% growth in Consumer loans to Ps. 24,927.4 billion, a 13.9% growth in Financial Leases to Ps. 6,718.8 billion, and a 13.8% increase in Commercial loans to Ps. 48,467.8 billion.

	2Q12	1Q13	2Q13	Change
Commercial				2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12
General purpose loans	29,547.0	33,084.2	35,798.4	8.2%	21.2%
Loans funded by development banks	1,805.1	1,560.2	1,540.1	-1.3%	-14.7%
Working capital loans	10,458.7	10,155.8	10,539.8	3.8%	0.8%
Credit cards	219.5	267.8	269.9	0.8%	22.9%
Overdrafts	568.5	374.9	319.5	-14.8%	-43.8%
Total commercial	42,598.9	45,443.0	48,467.8	6.7%	13.8%

Consumer
Credit cards	4,536.4	5,740.4	6,112.9	6.5%	34.8%
Personal loans	13,746.9	15,230.9	15,559.0	2.2%	13.2%
Automobile and vehicle loans	2,647.0	2,914.8	3,018.0	3.5%	14.0%
Other	243.3	246.6	237.5	-3.7%	-2.4%
Total consumer	21,173.5	24,132.7	24,927.4	3.3%	17.7%

Microcredit	281.2	290.8	297.8	2.4%	5.9%
Financial leases	5,896.8	6,536.9	6,718.8	2.8%	13.9%
Mortgages	4,086.2	4,605.8	5,011.3	8.8%	22.6%
Total loans, Gross	74,036.6	81,009.2	85,423.0	5.4%	15.4%
Allowance for loan losses	(2,397.7)	(2,673.5)	(2,817.6)	5.4%	17.5%
Total loans, Net	71,638.9	78,335.7	82,605.5	5.5%	15.3%

Between June 30, 2012 and June 30, 2013, general purpose commercial loans grew the most in absolute terms while credit cards, both consumer and commercial, grew the most in relative terms.

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Report of 2Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

As of June 30, 2013, and in line with previous results, 58.0% of the net loan portfolio was generated at Banco de Bogotá, 21.2% at Banco de Occidente, 13.6% at Banco Popular and 7.3% at Banco AV Villas.

Gross Loans / Bank ($)	2Q12	1Q13	2Q13	Change
				2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12
Banco de Bogotá	41,745.4	46,459.3	49,543.7	6.6%	18.7%
Local	30,296.1	33,081.9	35,071.2	6.0%	15.8%
BAC	11,449.3	13,377.4	14,472.5	8.2%	26.4%
Banco de Occidente	15,645.3	17,234.1	18,082.2	4.9%	15.6%
Banco Popular	11,148.1	11,432.2	11,584.9	1.3%	3.9%
Banco AV Villas	5,552.0	5,919.4	6,251.9	5.6%	12.6%
Eliminations	(54.2)	(35.9)	(39.6)	10.4%	-27.0%
Total Grupo Aval	74,036.6	81,009.2	85,423.0	5.4%	15.4%

Gross Loans / Bank (%)	2Q12	1Q13	2Q13

Banco de Bogotá	56.4%	57.4%	58.0%
Local	40.9%	40.8%	41.1%
BAC	15.5%	16.5%	16.9%
Banco de Occidente	21.1%	21.3%	21.2%
Banco Popular	15.1%	14.1%	13.6%
Banco AV Villas	7.5%	7.3%	7.3%
Eliminations	-0.1%	0.0%	0.0%
Total Grupo Aval	100.0%	100.0%	100.0%

As detailed below, of total of Grupo Aval’s loans, 83% are domestic and 17% are foreign (which reflects BAC results). Between 2Q12 and 2Q13, growth in foreign loans was 26.4% while growth in domestic loans was 13.4%.

	2Q12	1Q13	2Q13	Change
				2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12
Domestic
Commercial	38,773.9	40,848.1	43,499.3	6.5%	12.2%
Consumer	16,967.9	19,081.0	19,438.1	1.9%	14.6%
Microcredit	281.2	290.8	297.8	2.4%	5.9%
Financial Leases	5,653.1	6,234.5	6,379.7	2.3%	12.9%
Mortgages	911.1	1,177.4	1,335.7	13.4%	46.6%
Total Domestic Loans	62,587.3	67,631.8	70,950.6	4.9%	13.4%
Foreign
Commercial	3,825.0	4,594.9	4,968.5	8.1%	29.9%
Consumer	4,205.6	5,051.7	5,489.2	8.7%	30.5%
Microcredit	-	-	-	-	-
Financial Leases	243.7	302.4	339.1	12.1%	39.2%
Mortgages	3,175.0	3,428.4	3,675.6	7.2%	15.8%
Total Foreign Loans	11,449.3	13,377.4	14,472.5	8.2%	26.4%
Total Loans, Gross	74,036.6	81,009.2	85,423.0	5.4%	15.4%

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Report of 2Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

CDE Loans to Total Loans as of June 30, 2013 were 3.5%, 30 days PDL to Total Loans were 2.4% and NPL to Total Loans were 1.7% versus 3.5%, 2.6% and 1.8% as of June 30, 2012, respectively. Grupo Aval showed sufficient coverage of its non-performing loans and financial leases with a coverage ratio of Allowance to CDE Loans of 0.9x and Allowance to 30 days PDL of 1.4x. Loans and Financial Leases provision expense, net of reversals to average total loans was slightly higher in 2Q13 at 1.7% versus 1Q13 at 1.6%. Finally, charge offs to average total loans closed at 1.1% in 2Q13 versus 1.0% in 1Q13.

	2Q2012	1Q2013	2Q2013	Change
				2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12
"A" normal risk	69,491.6	75,742.7	80,117.2	5.8%	15.3%
"B" acceptable risk	2,141.0	2,411.9	2,273.8	-5.7%	6.2%
"C" appreciable risk	1,072.2	1,399.9	1,515.1	8.2%	41.3%
"D" significant risk	869.4	974.7	1,003.3	2.9%	15.4%
"E" unrecoverable	462.4	480.1	513.7	7.0%	11.1%
Total Loans	74,036.6	81,009.2	85,423.1	5.4%	15.4%

CDE Loans	2,404.0	2,854.6	3,032.0
30 Days Past Due Loans	1,694.9	2,141.0	2,069.2
Non Performing Loans(1)	1,203.6	1,431.8	1,452.3

CDE Loans / Total Loans	3.2%	3.5%	3.5%
PDL/Total Loans	2.3%	2.6%	2.4%
NPL(1)/ Total Loans	1.6%	1.8%	1.7%

Allowance/ CDE Loans	1.0	0.9	0.9
Allowance/ PDL	1.4	1.2	1.4
Allowance/ NPL(1)	2.0	1.9	1.9
Allowance/ Total Loans	3.2%	3.3%	3.3%

Provision Expense, net / CDE Loans	0.4	0.4	0.5
Provision Expense, net / PDL	0.5	0.6	0.7
Provision Expense, net / NPL(1)	0.7	0.9	1.0
Provision Expense, net / Average total loans	1.2%	1.6%	1.7%

Charge Off / Average total loans	0.8%	1.0%	1.1%

(1) NPL defined as microcredit loans more than 30 days past due, consumer, mortgage and financial leases more than 60 days past due and commercial loans more than 90 days past due.

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Report of 2Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.2 Investment Securities

Investment securities, net grew by 23.3% to Ps. 25,003.3 billion between June 30, 2012 and June 30, 2013. Ps. 21,465.4 billion of such amount was invested in fixed income securities, which grew by 22.2% between June 30, 2012 and June 30, 2013. Ps. 3,544.7 billion of total investment securities, net was invested in equity securities, which grew by 29.8% between June 30, 2012 and June 30, 2013. Increase in equity securities was mainly driven by an increase in Corficolombiana’s direct ownership of Promigas S.A. E.S.P. (Corficolombiana´s investment totaled Ps. 667 billion)

	2Q2012	1Q2013	2Q2013	Change
Investment Securities				2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12
Trading	2,819.7	4,887.5	5,756.7	17.8%	104.2%
Available for Sale	11,325.3	10,608.9	11,692.1	10.2%	3.2%
Held to maturity	3,419.2	3,235.8	4,016.7	24.1%	17.5%
Total Debt Securities	17,564.2	18,732.2	21,465.4	14.6%	22.2%

Trading	1,295.1	1,625.0	1,366.5	-15.9%	5.5%
Available for Sale	1,434.8	2,147.3	2,178.2	1.4%	51.8%
Total Equity Securities	2,729.9	3,772.3	3,544.7	-6.0%	29.8%
Allowance for investment securities	(8.3)	(7.1)	(6.8)	-4.6%	-18.8%
Investment Securities, net	20,285.8	22,497.4	25,003.3	11.1%	23.3%

	1 year or less	1 - 5 years	5- 10 years	10 years or more	Total

2Q2012
Fixed Income securities, net:
COP denominated	3,416.7	5,178.6	5,169.0	628.3	14,392.5
USD denominated	1,486.8	1,497.6	183.6	0.0	3,168.1
Total Fixed Income securities, net	4,903.5	6,676.2	5,352.6	628.3	17,560.6
(% of Total Fixed Income Sec.)	27.9%	38.0%	30.5%	3.6%
Equity securities, net					2,725.2
Total Investment Securities					20,285.8

1Q2013
Fixed Income securities, net:
COP denominated	2,941.4	4,673.8	4,576.6	1,265.0	13,456.8
USD denominated	1,729.5	1,645.1	1,889.1	8.9	5,272.6
Total Fixed Income securities, net	4,670.8	6,319.0	6,465.7	1,274.0	18,729.5
(% of Total Fixed Income Sec.)	24.9%	33.7%	34.5%	6.8%
Equity securities, net					3,767.9
Total Investment Securities					22,497.4

2Q2013
Fixed Income securities, net:
COP denominated	3,296.1	6,704.7	4,602.0	935.6	15,538.5
USD denominated	1,933.6	2,086.5	1,904.0	0.0	5,924.1
Total Fixed Income securities, net	5,229.7	8,791.2	6,506.0	935.6	21,462.6
(% of Total Fixed Income Sec.)	24.4%	41.0%	30.3%	4.4%
Equity securities, net					3,540.7
Total Investment Securities					25,003.3

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Report of 2Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.3 Cash and Cash Equivalents

As of June 30, 2013, cash and cash equivalents balance of Ps. 14,922.0 billion increased by 13.1% versus June 30, 2012.

1.4 Goodwill

Goodwill as of June 30, 2013 was Ps. 3,790.7 billion, increasing by 30.7% versus June 30, 2012. This increase was attributable to the goodwill generated by the acquisition of AFP Horizonte Pensiones y Cesantías, and by the acquisition of minority interests of Banco de Bogotá and Banco de Occidente.

	2Q12	1Q13	2Q13	Change
Goodwill				2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12
Megabanco acquisition	500.3	483.5	477.9	-1.2%	-4.5%
Banco Popular and Banco AV Villas acquisitions	411.0	402.4	397.6	-1.2%	-3.3%
Banco Aliadas and Banco Unión acquisitions	30.0	23.9	23.5	-1.7%	-21.7%
Intrex acquisition (recorded into Banco de Bogotá S.A. trough Corficolombiana)	122.6	127.2	126.4	-0.6%	3.1%
Proyectos de Infraestructura and Hoteles Estelar’s acquisitions	7.6	7.6	7.5	-1.3%	-1.3%
BAC Credomatic GEFC Inc. acquisition	1,828.0	1,837.0	1,919.6	4.5%	N.A.
Related to the purchase of minority stake in Banco de Bogotá and in Banco de Occidente			292.8	N.A.	N.A.
AFP Horizonte Pensiones y Censantías S.A. acquisition			545.4	N.A.	N.A.
Total Goodwill, net	2,899.5	2,881.6	3,790.7	31.5%	30.7%

2. Liabilities excl. Minority Interest

As of June 30, 2013, funding represented 94% of total liabilities excluding minority interest and accounts payable and other liabilities represented 6%. This composition remained stable between 2Q12 and 2Q13.

2.1 Funding

Total Funding which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and other, (iv) Bonds, and (v) Bank acceptances had a balance of Ps. 116,879.9 billion as of June 30, 2013 showing an increase of 17.9% versus June 30, 2012. Within total funding, and as of June 30, 2013, total deposits represented 76% of total funding.

2.1.1 Deposits

Total Deposits grew by 19.9% to Ps. 89,390.0 billion between June 30, 2012 and June 30, 2013. As of June 30, 2013, interest bearing deposits contributed with 86% of the total deposits, and grew by 21.5% versus June 30, 2012, while non-interest bearing deposits contributed with 14% of total deposits and grew by 10.8% versus June 30, 2012.

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Report of 2Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

	2Q12	1Q13	2Q13	Change
				2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12
Deposits:
Checking accounts	10,737.1	10,923.4	11,954.0	9.4%	11.3%
Other	799.3	719.3	831.0	15.5%	4.0%
Non-interest bearing	11,536.4	11,642.7	12,785.0	9.8%	10.8%
Checking accounts	8,643.0	8,281.4	9,170.7	10.7%	6.1%
Time deposits	26,082.5	27,994.1	30,080.9	7.5%	15.3%
Saving deposits	28,316.8	33,408.6	37,353.4	11.8%	31.9%
Interest bearing	63,042.3	69,684.1	76,605.0	9.9%	21.5%
Total Deposits	74,578.7	81,326.8	89,390.0	9.9%	19.9%

Of our total deposits as of June 30, 2013, checking accounts represented 23.6%, time deposits 33.7%, saving accounts 41.8% and other deposits 0.9% versus 26.0%, 35.0%, 38.0% and 1.1% as of June 30, 2012, respectively.

As of June 30, 2013, deposits contributed by Banco de Bogotá represented 61.6% of total deposits, by Banco de Occidente 20.0%, by Banco Popular 11.7%, and by Banco AV Villas 8.0%. Eliminations accounted for 1.2% of Total Deposits. Local Deposits accounted for 83% and International Deposits accounted for 17%.

	2Q12	1Q13	2Q13	Change
				2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12
Deposits / Bank ($)
Banco de Bogotá	46,508.8	50,032.1	55,091.5	10.1%	18.5%
Local	34,193.8	36,387.6	40,385.5	11.0%	18.1%
BAC	12,315.0	13,644.5	14,706.0	7.8%	19.4%
Banco de Occidente	14,462.3	16,344.8	17,863.5	9.3%	23.5%
Banco Popular	9,607.9	10,186.8	10,418.7	2.3%	8.4%
Banco AV Villas	6,291.6	6,844.1	7,109.9	3.9%	13.0%
Eliminations	(2,292.0)	(2,081.0)	(1,093.5)	-47.5%	-52.3%
Total Grupo Aval	74,578.7	81,326.8	89,390.0	9.9%	19.9%

Deposits / Bank (%)

Banco de Bogotá	62.4%	61.5%	61.6%
Local	45.8%	44.7%	45.2%
BAC	16.5%	16.8%	16.5%
Banco de Occidente	19.4%	20.1%	20.0%
Banco Popular	12.9%	12.5%	11.7%
Banco AV Villas	8.4%	8.4%	8.0%
Eliminations	-3.1%	-2.6%	-1.2%
Total Grupo Aval	100.0%	100.0%	100.0%

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Report of 2Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

2.1.2 Borrowings from Banks and Other

As of June 30, 2013, borrowings from banks and other totaled Ps. 10,566.7 billion, showing an increase of 9.7% versus June 30, 2012 results.

2.1.3 Bonds

Total bonds as of June 30, 2013 totaled Ps. 11,547.9 billion showing an increase of 53.3% versus June 30, 2012. The main drivers of this increase were: (i) a USD 1.0 billion 10 year senior bond issuance by Grupo Aval Limited under Reg S- Rule 144A in 3Q12, and (ii) a USD 500 million 10 year subordinated bond issuance by Banco de Bogotá under Reg S- Rule 144A in 1Q13.

3. Minority Interest

Minority interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). As of June 30, 2013 minority interest was Ps. 5,613.5 billion which increased by 6.4% versus June 30, 2012. Total minority interest was 38.5% of Total Equity plus Minority Interest for June 30, 2013 and 38.2% for June 30, 2012. Total minority interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, and applying eliminations associated with the consolidation process of Grupo Aval.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of June 30, 2013 was Ps. 8,953.0 billion showing an increase of 4.8% versus June 30, 2012 and a decrease of 2.4% versus March 31, 2013.

The decrease in attributable shareholders’ equity was the result of an increase in retained earnings and a decrease in equity surplus which reflected changes in unrealized gains of available for sale securities related to changes in market conditions and in equity inflation adjustments.

	2Q12	1Q13	2Q13	Change
				2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12
Shareholders' Equity	8,541.7	9,173.4	8,953.0	-2.4%	4.8%
Subscribed and paid in capital
Common and preferred shares	18.6	18.6	18.6	0.0%	0.0%
Additional paid in capital	3,671.7	3,672.7	3,671.7	0.0%	0.0%
Retained Earnings	3,356.6	3,754.1	4,083.6	8.8%	21.7%
Equity surplus	1,494.9	1,728.1	1,179.2	-31.8%	-21.1%

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Report of 2Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Income Statement Analysis

Our net income attributable to shareholders for 2Q13 of Ps. 329.6 billion decreased by 3.4% versus 2Q12 results and by 34.8% versus 1Q13 results. The decrease in attributable net income versus 1Q13 is the result of a lower average yield in our security portfolio associated with local movements in the fixed income market (TES 2024 average yield, reference for long term sovereign debt in Colombia, increased by 176 pbs. between March 31, 2013 and June 30, 2013).

	2Q12	1Q13	2Q13	Change
				2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12
Total Interest Income	2,481.5	2,858.5	2,568.6	-10.1%	3.5%
Interest expense	(949.6)	(982.2)	(925.2)	-5.8%	-2.6%

Net Interest Income	1,531.9	1,876.2	1,643.4	-12.4%	7.3%

Total provisions, net	(208.2)	(323.5)	(347.5)	7.4%	66.9%
Fees and other services income, net	592.4	619.9	715.7	15.5%	20.8%
Other operating income	226.0	412.0	317.6	-22.9%	40.5%
Operating expenses	(1,271.0)	(1,372.3)	(1,533.5)	11.7%	20.6%
Non-operating income/(expense), net	6.9	62.4	95.8	53.6%	N.A.

Income before income tax expense and non- controlling interest	878.1	1,274.7	891.7	-30.1%	1.5%
Income tax expense	(351.2)	(411.9)	(346.2)	-16.0%	-1.4%
Net Income before Minority interest	526.9	862.8	545.5	-36.8%	3.5%
Income attributable to Minority Interest	(185.5)	(357.5)	(215.9)	-39.6%	16.4%
Net Income attributable to Grupo Aval shareholders	341.4	505.3	329.6	-34.8%	-3.4%

1. Net Interest Income

	2Q12	1Q13	2Q13	Change
				2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12
Interest Income:
Interest on loans	1,967.2	2,125.7	2,124.5	-0.1%	8.0%
Interest on investment securities	309.2	500.4	223.3	-55.4%	-27.8%
Interbank and overnight funds	45.1	54.0	51.1	-5.4%	13.3%
Financial leases	160.1	178.4	169.7	-4.9%	6.0%
Total Interest income	2,481.5	2,858.5	2,568.6	-10.1%	3.5%
Interest expense:
Checking accounts	(40.6)	(39.7)	(34.4)	-13.4%	-15.3%
Time deposits	(346.1)	(370.4)	(355.6)	-4.0%	2.7%
Saving deposits	(258.9)	(277.8)	(245.5)	-11.6%	-5.2%
Total interest expense on deposits	(645.7)	(687.9)	(635.5)	-7.6%	-1.6%
Interbank and overnight funds (expenses)	(56.0)	(39.7)	(37.5)	-5.6%	-33.1%
Borrowings from banks and others	(116.4)	(103.9)	(92.6)	-10.9%	-20.5%
Bonds	(131.5)	(150.7)	(159.6)	5.9%	21.4%
Total Interest Expense	(949.6)	(982.2)	(925.2)	-5.8%	-2.6%

Net Interest Income	1,531.9	1,876.2	1,643.4	-12.4%	7.3%

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Report of 2Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Our net interest income increased by 7.3% to Ps. 1,643.4 billion for 2Q13 versus 2Q12 and decreased by 12.4% versus 1Q13. The main reasons for the increase versus 2Q12 were:

•  A 7.8% increase in interest income from loans and financial leases reaching Ps. 2,294.2 billion in 2Q13 versus 2Q12 associated with a 14.5% increase in the average interest earning loan and financial lease portfolio to Ps. 81,717.3 billion in 2Q13 and despite a contraction in the average yield of loans and financial leases from 11.9% in 2Q12 to 11.2% in 2Q13. The decrease in the average yield of loans and financial leases was associated with a contraction in the average DTF rate from 5.5% in 2Q12 to 4.0% to 2Q13.

•  A 2.6% decrease in total interest expense to Ps. 925.2 due to a contraction in the average cost of funds from 4.0% in 2Q12 to 3.3% in 2Q13. As in the case of the loan portfolio, the decrease in the average cost of funds was associated with a decrease in the average DTF rate.

Our NIM for 2Q13 was 6.0% versus 6.5% for 2Q12 and our NIM for 1H 2013 was 6.6% versus 6.5% for 1H2012.

2. Provision expense, net

Our total net provisions increased by 66.9% to Ps. 347.5 billion for 2Q13 versus 2Q12. This increase was mainly attributable to higher net provisions for loan and financial lease losses, accrued interest and other receivables. This increase is attributable to higher growth in the consumer loan portfolio than in the commercial loan portfolio. 2Q13 showed an improvement in the quality of loan portfolio with a 30 days PDL / Total Loan ratio of 2.4% versus 2.6% in 1Q13. and a NPL / Total Loan ratio of 1.7% versus 1.8% in 1Q13.

Our ratio of annualized net provision expense to average loans was 1.7% for 2Q13 versus 1.6% in 1Q13 and 1.2% in 2Q12.

	2Q2012	1Q2013	2Q2013	Change
				2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(237.5)	(347.6)	(387.2)	11.4%	63.1%
Recovery of charged-off assets	31.1	29.7	43.3	45.8%	39.4%
Provision for investment securities, foreclosed assets and other assets	(8.0)	(9.1)	(13.2)	44.8%	66.0%
Recovery of provisions for investments securities, foreclosed assets and other assets	6.2	3.5	9.6	178.4%	56.3%
Total provisions, net	(208.2)	(323.5)	(347.5)	7.4%	66.9%

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Report of 2Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

3. Fee Income and Other Operating income, net

Total fees and other operating income, net increased by 26.3% to Ps. 1,033.3 billion for 2Q13 versus 2Q12. Total fees and other services income, net increased by 20.8% Ps. 715.7 billion while total other operating income increased by 40.5%, to Ps. 317.6 billion for 2Q13 driven by the consolidation of AFP Horizonte´s results and by an increase in income from derivatives and foreign exchange gains and from the sale of equity securities.

	2Q2012	1Q2013	2Q2013	Change
				2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12
Fees and other services income:
Commissions from banking services	346.1	354.3	374.4	5.7%	8.2%
Branch network services	6.2	7.0	7.1	0.0%	13.2%
Credit card merchant fees	83.3	85.2	99.1	16.4%	19.0%
Checking fees	18.4	15.8	17.1	7.7%	-7.1%
Warehouse services	38.6	41.9	42.6	1.8%	10.4%
Fiduciary activities	43.9	53.4	54.4	1.8%	23.8%
Pension plan management	128.2	135.8	224.6	65.4%	75.2%
Other	40.7	46.8	47.8	2.2%	17.4%
Total fees and other services income	705.3	740.2	866.9	17.1%	22.9%
Fees and other services expenses	(112.9)	(120.3)	(151.2)	25.7%	33.9%
Fees and other services income, net	592.4	619.9	715.7	15.5%	20.8%

Other operating income:
Foreign exchange (losses) gains, net	26.2	116.4	168.6	44.8%	542.8%
Gains (losses) on derivative operations, net	21.7	(38.8)	(86.2)	122.4%	-497.7%
Gains on sales of investments in equity securities, net	0.3	0.7	85.3	N.A.	N.A.
Dividend income	27.1	180.7	6.4	-96.5%	-76.5%
Other	53.7	43.5	41.0	-5.6%	-23.6%
Income from non-financial sector, net	97.1	109.6	102.5	-6.4%	5.6%
Total Other Operating income	226.0	412.0	317.6	-22.9%	40.5%
Total Fee Income and Other Op. Income, net	818.4	1,031.9	1,033.3	0.1%	26.3%

4. Operating Expenses

Total operating expenses for 2Q13 of Ps. 1,533.5 billion increased by 20.6% versus 2Q12. Most of this increase is associated with the consolidation of AFP Horizonte and expenses derived from its acquisition. Our efficiency ratio (cost to income) was 53.3% in 2Q13 versus 49.9% in 2Q12 due to a combination of increase in expense and a contraction in the operating income. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets was 4.3% in 2Q13 versus 4.1% in 2Q12 and 4.0% in 1Q13.

5. Minority Interest

Minority interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). For 2Q13, minority interest in the income statement was Ps. 215.9 billion, increasing 16.4% versus 2Q12. The ratio of minority interest to Income before minority interest was 39.6% in 2Q13 versus 41.4% in 1Q13.

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Report of 2Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group and a leading banking group in Central America. We provide a comprehensive range of financial services and products across the Colombian and Central American markets, ranging from traditional banking services, such as making loans and taking deposits, to pension and severance fund management. Grupo Aval comprises, among other companies, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Porvenir, Horizonte and Corficolombiana in Colombia, and BAC Credomatic in Central America.

Investor Relations Contacts

Tatiana Uribe Benninghoff
Financial Planning and Investor Relations Vp
Tel: +571 241 9700 x3297
E-mail:  turibe@grupoaval.com

Carolina Fajardo Rivera
Investor Relations Analyst
Tel: +571 241 9700 x3292
E-mail:  cfajardo@grupoaval.com

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Report of 2Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Consolidated Balance Sheet in Col. Bking GAAP

Information in Ps. Billions	2Q12	1Q13	2Q13	Change
				2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12
Cash and cash equivalents:
Cash and due from banks	10,952.1	10,712.9	11,776.4	9.9%	7.5%
Interbank and overnight funds	2,237.9	2,735.3	3,145.6	15.0%	40.6%
Cash and cash equivalents	13,190.0	13,448.3	14,922.0	11.0%	13.1%

Investment Securities
Trading	2,819.7	4,887.5	5,756.7	17.8%	104.2%
Available for Sale	11,325.3	10,608.9	11,692.1	10.2%	3.2%
Held to maturity	3,419.2	3,235.8	4,016.7	24.1%	17.5%
Total Debt Securities	17,564.2	18,732.2	21,465.4	14.6%	22.2%

Trading	1,295.1	1,625.0	1,366.5	-15.9%	5.5%
Available for Sale	1,434.8	2,147.3	2,178.2	1.4%	51.8%
Total Equity Securities	2,729.9	3,772.3	3,544.7	-6.0%	29.8%
Allowance for investment securities	(8.3)	(7.1)	(6.8)	-4.6%	-18.8%
Investment Securities, net	20,285.8	22,497.4	25,003.3	11.1%	23.3%

Loans and financial leases:
Commercial loans	42,598.9	45,443.0	48,467.8	6.7%	13.8%
Consumer loans	21,173.5	24,132.7	24,927.4	3.3%	17.7%
Microcredit loans	281.2	290.8	297.8	2.4%	5.9%
Mortage loans	4,086.2	4,605.8	5,011.3	8.8%	22.6%
Financial leases	5,896.8	6,536.9	6,718.8	2.8%	13.9%
Allowance for loans and financiales lease losses	(2,397.7)	(2,673.5)	(2,817.6)	5.4%	17.5%
Loans and financial lease losses, net	71,638.9	78,335.7	82,605.5	5.5%	15.3%

Interest accrued on loans and financial leases	737.4	863.1	813.3	-5.8%	10.3%
Allowance on Interest accrued on loans and financial leases	(73.1)	(85.1)	(83.4)	-2.0%	14.1%
Interest accrued on loans and financial leases, net	664.3	778.0	729.8	-6.2%	9.9%

Bankers' acceptances, spot transactions and derivatives	345.3	242.2	488.2	101.6%	41.4%
Accounts receivable, net	1,609.3	2,000.1	1,849.3	-7.5%	14.9%
Property, plant and equipment, net	1,817.7	1,841.1	1,891.4	2.7%	4.1%
Operating leases, net	364.6	363.7	373.2	2.6%	2.3%
Foreclosed assets, net	88.4	85.6	83.7	-2.2%	-5.3%
Prepaid expenses and deferred charges	1,883.6	2,019.0	2,115.2	4.8%	12.3%
Goodwill, net	2,899.5	2,881.6	3,790.7	31.5%	30.7%
Other assets, net	1,681.0	1,367.8	1,840.6	34.6%	9.5%
Reappraisal of assets	2,460.0	2,492.7	2,785.8	11.8%	13.2%

Total Assets	118,928.4	128,353.2	138,478.7	7.9%	16.4%

Deposits:
Checking accounts	10,737.1	10,923.4	11,954.0	9.4%	11.3%
Other	799.3	719.3	831.0	15.5%	4.0%
Non-interest bearing	11,536.4	11,642.7	12,785.0	9.8%	10.8%

Checking accounts	8,643.0	8,281.4	9,170.7	10.7%	6.1%
Time deposits	26,082.5	27,994.1	30,080.9	7.5%	15.3%
Saving deposits	28,316.8	33,408.6	37,353.4	11.8%	31.9%
Interest bearing	63,042.3	69,684.1	76,605.0	9.9%	21.5%
Total Deposits	74,578.7	81,326.8	89,390.0	9.9%	19.9%
Bankers' acceptances, spot transactions and derivatives	282.7	267.4	631.7	136.3%	123.4%
Interbank borrowings and overnight funds	7,324.8	4,948.7	5,195.1	5.0%	-29.1%
Borrowings from banks and other	9,629.7	9,221.9	10,566.7	14.6%	9.7%
Accured interest payable	2,912.7	3,450.2	3,186.2	-7.7%	9.4%
Other accounts payable	395.0	445.7	510.2	14.5%	29.2%
Bonds	7,534.2	11,077.2	11,547.9	4.2%	53.3%
Estimates Liabilities	1,440.7	1,591.1	1,796.6	12.9%	24.7%
Other liabilities	1,011.8	1,177.6	1,087.9	-7.6%	7.5%
Total Liabilites excl. Minority Interest	105,110.3	113,506.5	123,912.1	9.2%	17.9%
Minority Interest	5,276.4	5,673.3	5,613.5	-1.1%	6.4%
Shareholders' Equity	8,541.7	9,173.4	8,953.0	-2.4%	4.8%
Subscribed and paid in capital	3,690.2	3,691.2	3,690.2	0.0%	0.0%
Retained Earnings	3,356.6	3,754.1	4,083.6	8.8%	21.7%
Equity surplus	1,494.9	1,728.1	1,179.2	-31.8%	-21.1%
Total Shareholders Equity and Minority Interest	13,818.0	14,846.8	14,566.6	-1.9%	5.4%
Total Liabilities, Shareholders Equity and Minority Interest	118,928.4	128,353.2	138,478.7	7.9%	16.4%

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Report of 2Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Consolidated Income Statement in Col. Bking GAAP

Information in Ps. Billions	YTD June 12	YTD June 13	Change YTD June 13 / YTD June 12	2Q12	1Q13	2Q13	Change
							2Q 13 vs. 1Q 13	2Q 13 vs. 2Q 12
Interest Income:
Interest on loans	3,845.3	4,250.2	10.5%	1,967.2	2,125.7	2,124.5	-0.1%	8.0%
Interest on investment securities	645.6	723.7	12.1%	309.2	500.4	223.3	-55.4%	-27.8%
Interbank and overnight funds	98.5	105.1	6.8%	45.1	54.0	51.1	-5.4%	13.3%
Financial leases	307.7	348.1	13.1%	160.1	178.4	169.7	-4.9%	6.0%

Total Interest Income	4,897.1	5,427.1	10.8%	2,481.5	2,858.5	2,568.6	-10.1%	3.5%
Interest expense:
Checking accounts	(72.9)	(74.1)	1.7%	(40.6)	(39.7)	(34.4)	-13.4%	-15.3%
Time deposits	(649.0)	(726.0)	11.9%	(346.1)	(370.4)	(355.6)	-4.0%	2.7%
Saving deposits	(518.1)	(523.3)	1.0%	(258.9)	(277.8)	(245.5)	-11.6%	-5.2%
Total interest expense on deposits	(1,240.0)	(1,323.4)	6.7%	(645.7)	(687.9)	(635.5)	-7.6%	-1.6%
Borrowings from banks and others	(240.2)	(196.5)	-18.2%	(116.4)	(103.9)	(92.6)	-10.9%	-20.5%
Interbank and overnight funds (expenses)	(100.0)	(77.2)	-22.8%	(56.0)	(39.7)	(37.5)	-5.6%	-33.1%
Bonds	(260.4)	(310.3)	19.1%	(131.5)	(150.7)	(159.6)	5.9%	21.4%
Interest expense	(1,840.6)	(1,907.4)	3.6%	(949.6)	(982.2)	(925.2)	-5.8%	-2.6%

Net Interest Income	3,056.5	3,519.7	15.2%	1,531.9	1,876.2	1,643.4	-12.4%	7.3%

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(462.5)	(734.8)	58.9%	(237.5)	(347.6)	(387.2)	11.4%	63.1%
Recovery of charged-off assets	65.3	73.1	11.9%	31.1	29.7	43.3	45.8%	39.4%
Provision for investment securities, foreclosed assets and other assets	(22.5)	(22.4)	-0.4%	(8.0)	(9.1)	(13.2)	44.8%	66.0%
Recovery of provisions for investments securities, foreclosed assets and other assets	8.9	13.1	47.5%	6.2	3.5	9.6	178.4%	56.3%
Total provisions, net	(410.8)	(671.0)	63.3%	(208.2)	(323.5)	(347.5)	7.4%	66.9%

Net interest income after provisions	2,645.7	2,848.7	7.7%	1,323.8	1,552.7	1,296.0	-16.5%	-2.1%
Fees and other services income:
Commissions from banking services	671.3	728.7	8.6%	346.1	354.3	374.4	5.7%	8.2%
Branch network services	13.9	14.1	1.1%	6.2	7.0	7.1	0.0%	13.2%
Credit card merchant fees	165.1	184.3	11.6%	83.3	85.2	99.1	16.4%	19.0%
Checking fees	36.7	32.9	-10.3%	18.4	15.8	17.1	7.7%	-7.1%
Warehouse services	83.0	84.5	1.8%	38.6	41.9	42.6	1.8%	10.4%
Fiduciary activities	86.7	107.8	24.3%	43.9	53.4	54.4	1.8%	23.8%
Pension plan management	240.9	360.4	49.6%	128.2	135.8	224.6	65.4%	75.2%
Other	82.1	94.5	15.1%	40.7	46.8	47.8	2.2%	17.4%
Total fees and other services income	1,379.9	1,607.2	16.5%	705.3	740.2	866.9	17.1%	22.9%
Fees and other services expenses	(219.4)	(271.6)	23.8%	(112.9)	(120.3)	(151.2)	25.7%	33.9%
Fees and other services income, net	1,160.5	1,335.6	15.1%	592.4	619.9	715.7	15.5%	20.8%

Other operating income:
Foreign exchange (losses) gains, net	(106.6)	285.0	-367.4%	26.2	116.4	168.6	44.8%	542.8%
Gains (losses) on derivative operations, net	173.0	(125.0)	-172.2%	21.7	(38.8)	(86.2)	122.4%	-497.7%
Gains on sales of investments in equity securities, net	10.0	86.0	N.A.	0.3	0.7	85.3	N.A.	N.A.
Dividend income	89.8	187.0	108.2%	27.1	180.7	6.4	-96.5%	-76.5%
Other	102.4	84.5	-17.5%	53.7	43.5	41.0	-5.6%	-23.6%
Income from non-financial sector, net	197.9	212.1	7.2%	97.1	109.6	102.5	-6.4%	5.6%
Other operating income	466.4	729.6	56.4%	226.0	412.0	317.6	-22.9%	40.5%
Total operating income	4,272.6	4,913.9	15.0%	2,142.2	2,584.6	2,329.3	-9.9%	8.7%

Operating expenses:
Salaries and employee benefits	938.5	1,057.3	12.7%	477.7	507.5	549.8	8.3%	15.1%
Bonus plan payments	53.6	64.8	20.9%	25.5	28.6	36.1	26.1%	41.5%
Termination payments	10.3	9.7	-5.3%	5.0	5.0	4.7	-4.5%	-4.6%
Administrative and other expenses	1,243.5	1,461.0	17.5%	614.3	680.1	780.9	14.8%	27.1%
Insurance on deposit, net	91.4	103.4	13.2%	46.3	50.5	52.9	4.6%	14.2%
Charitable and other donation expenses	5.0	3.3	-33.9%	3.7	1.0	2.3	118.4%	-38.1%
Depreciation	143.1	152.5	6.6%	72.4	74.2	78.3	5.6%	8.2%
Goodwill amortization	47.2	53.7	13.8%	26.1	25.3	28.4	12.3%	8.9%
Operating expenses	2,532.6	2,905.7	14.7%	1,271.0	1,372.3	1,533.5	11.7%	20.6%
Net operating income	1,740.1	2,008.2	15.4%	871.2	1,212.3	795.8	-34.4%	-8.7%

Non-operating income (expense):
Other income	209.5	275.2	31.4%	17.2	104.7	170.5	62.8%	890.4%
Other expense	(88.2)	(117.0)	32.6%	(10.3)	(42.3)	(74.7)	76.4%	623.6%
Non-operating income/(expense), net	121.3	158.2	30.4%	6.9	62.4	95.8	53.6%	N.A.
Income before income tax expense and non- controlling interest	1,861.4	2,166.4	16.4%	878.1	1,274.7	891.7	-30.1%	1.5%
Income before income tax expense and non- controlling interest
Income tax expense	(680.0)	(758.1)	11.5%	(351.2)	(411.9)	(346.2)	-16.0%	-1.4%
Net Income before Minority interest	1,181.3	1,408.3	19.2%	526.9	862.8	545.5	-36.8%	3.5%
Income attributable to Minority Interest	459.9	573.4	24.7%	185.5	357.5	215.9	-39.6%	16.4%
Net Income attributable to Grupo Aval shareholders	721.5	834.9	15.7%	341.4	505.3	329.6	-34.8%	-3.4%

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